Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

February 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(File No. 333-219837) of Quintana Energy Services Inc. (the “Registrant”)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representatives of the several underwriters (the “Underwriters”) of the Registrant’s proposed initial public offering of up to 10,648,148 shares of the Registrant’s common stock, par value $0.01 per share, wish to advise you that between January 29, 2018 and the date hereof, 422 copies of the Preliminary Prospectus dated January 29, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on February 8, 2018, or as soon thereafter as is practicable.

(Signature pages follow.)

Very truly yours, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED PIPER JAFFRAY & CO. As Representatives of the Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

	By:	/s/ Michele A. H. Allong
	Name:	Michele A. H. Allong
	Title:	Authorized Signatory

By:	PIPER JAFFRAY & CO.

	By:	/s/ Terry Padden
	Name:	Terry Padden
	Title:	Principal